UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
Miromatrix Medical Inc.
(Name of Issuer)
Common Stock, par value $0.00001 per share
(Title of Class of Securities)
60471P108
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G
CUSIP: 60471P108                                        Page 2 of 8 Pages

1.	Names of Reporting Persons Cheshire MD Holdings, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,980,091
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,980,091
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,980,091
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13G
CUSIP: 60471P108                                        Page 3 of 8 Pages

1.	Names of Reporting Persons DaVita Inc.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,980,091
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,980,091
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,980,091
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 9.8%
12.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13G
Page 4 of 8 Pages

Item 1(a)	Name of Issuer Miromatrix Medical Inc.
Item 1(b)	Address of the Issuer’s Principal Executive Offices 10399 West 70th Street Eden Prairie, MN 55344
Item 2(a)
Names of Persons Filing
This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)Cheshire MD Holdings, LLC (“Cheshire”), and
(ii)DaVita Inc. (“DaVita”)

This statement relates to shares of Common Stock (as defined herein) held directly by Cheshire. As a result of DaVita’s ownership interest in Cheshire, DaVita may be deemed to indirectly beneficially own the shares of Common Stock directly beneficially owned by Cheshire.

Item 2(b)	Address of the Principal Business Office, or if none, Residence c/o DaVita Inc. 2000 16th Street Denver, CO 80202
Item 2(c)	Citizenship (i)Cheshire is a Delaware limited liability company (ii)DaVita is a Delaware corporation
Item 2(d)	Title of Class of Securities Common Stock, par value $0.00001 per share (“Common Stock”)
Item 2(e)	CUSIP Number 60471P108
Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable
Item 4	Ownership
Item 4(a)	Amount Beneficially Owned: As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of 1,980,091 shares of Common Stock.
Item 4(b)
Percent of Class:

As of December 31, 2021, each of the Reporting Persons may be deemed the beneficial owner of approximately 9.8% of shares of Common Stock outstanding. (There were 20,254,645 shares of Common Stock outstanding as of November 11, 2021, based on the Issuer’s quarterly report on Form 10-Q, filed on November 15, 2021.)

SCHEDULE 13G
Page 5 of 8 Pages

Item 4(c)
Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 1,980,091

(iii) Sole power to dispose or direct the disposition of: 0

(iv) Shared power to dispose or direct the disposition of: 1,980,091

Item 5	Ownership of Five Percent or Less of a Class Not Applicable.
Item 6	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person Not Applicable.
Item 8	Identification and Classification of Members of the Group Not Applicable.
Item 9	Notice of Dissolution of Group Not Applicable.

Item 10	Certification Not Applicable.

SCHEDULE 13G
Page 6 of 8 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 11, 2022

CHESHIRE MD HOLDINGS, LLC

By:	/s/ Steve Phillips
Name:	Steve Phillips
Title:	Vice President

DAVITA INC.

By:	/s/ Stephanie Berberich
Name:	Stephanie Berberich
Title:	Assistant Secretary

SCHEDULE 13G
Page 7 of 8 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	8

SCHEDULE 13G
Page 8 of 8 Pages

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Common Stock, par value $0.00001 par value per share, of Miromatrix Medical Inc., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 11, 2022.

CHESHIRE MD HOLDINGS, LLC

By:	/s/ Steve Phillips
Name:	Steve Phillips
Title:	Vice President

DAVITA INC.

By:	/s/ Stephanie Berberich
Name:	Stephanie Berberich
Title:	Assistant Secretary